October 9, 2019

Brandon Romanek
President
THC Therapeutics, Inc.
645 Front St., #2202
San Diego, California 92101

       Re: THC Therapeutics, Inc.
           Registration Statement on Form 10-12G
           Filed October 19, 2018
           File No. 000-55994

Dear Mr. Romanek:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Lance Brunson, Esq.